March 10, 2006



Mail-Stop 4561
Via facsimile and U.S. Mail
Mr. Chenxi Shi
President, Chief Executive Officer and Director
Royaltech Corp.
1855 Talleyrand, Suite 203A
Brossard, Quebec, Canada, J4W 2Y9

	Re:  Royaltech Corp.
                    Form SB-2
	        File No. 333-131815
                    Filed February 13, 2006


Dear Mr. Shi:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form SB-2
Prospectus Cover Page
1. Revise to eliminate the clause after OTC Bulletin Board, or revise to clarify that only the Amex, NYSE or Nasdaq are considered "other public markets". Revise also the disclosures on page 5 under, "Number of Shares Being Offered", on page 13 under "The Offering" and, in the first paragraph under "Plan of Distribution" on page 16.

Prospectus Summary
Our Business, page 5
2. Revise the first paragraph to clarify if the Company manufactures and markets products or has the right to manufacture and market. We refer you to page 23 under, "Product Overview". If the Company manufactures and markets now, the current disclosure is acceptable, however, if no manufacturing or marketing has occurred, revise to indicate these facts. Additionally, add the first sentence of the third risk factor, "We have not entered into any agreements to sell our products to any customers.

Risk Factors
We may face regulatory difficulties for our products, page 8
3. Noting that license and regulatory filings are complete and approved, revise to provide an indication of when sales will commence or disclose the actions that must be taken before sales can occur. In addition, disclose whom the Company has in China that are working on the Company`s behalf.

Risks related to Our Business, page 9
4. One of the three risks herein should disclose whether or not any of these 4 products or products used in lieu of these products are currently in use in China. If so, describe how widespread and/or extensive their use and name the companies providing/producing the products.

Selling Stockholders, page 14
5. With a view towards removing certain selling shareholders from the offering, supplementally advise the staff which of the selling shareholders are selling shares acquired for cash at $.0001 per share
(see page F-5) in the offering wherein 9,500,000 shares were issued.
These shares, if held primarily by insiders of the Company, or their affiliates, are deemed to be an indirect primary offering of those shares and, because the Company does not have a market cap of at least $75 million dollars, those shares cannot be sold at the market.
6. With regard to the footnotes 1 through 8 on page 16 (to the selling stockholders table), supplementally advise us as to the notes that relate to affiliates and, the price paid by those affiliates for the shares to be sold.


Description of Business
Product Overview, page 23
7. Revise the discussion for each of the four products to include subsections for market, future costs and competition. For the market disclosures, add discussion of the current market size (how many are currently being sold and at what prices). For future costs, add discussion as to the approximate costs before revenues will be generated and the source of those funds. For competition, what companies are currently in the market and on what basis will the company compete, e.g., price, quality of product, etc. In these added discussions, ranges and estimates can be used when actual amounts are unavailable.
8. For each of the four products, additional disclosures should be made as to expected time to complete development, expected time to complete government approval, expected time to have product available for sale. In this regard, disclose where the products will be manufactured and if leases for space have been signed, the annual cost of the lease, the expected cost of the start-up for manufacturing, etc.

General

9. To the extent the effectiveness of the registration statement is delayed, please update the financial statements in accordance with
Item 310 of Regulation S-B.

Financial Statements

Balance Sheet, page F-2

10. We note you recorded a contra-equity amount related to your issuance of shares for prepaid rent and prepaid professional services. Please revise to classify this amount as an asset or tell us the accounting guidance on which you relied. Refer to paragraph
13 of EITF 00-18.

Note 2.  Summary of Significant Accounting Principles, page F-6

11. Revise to disclose your accounting policy for research and development costs. Clearly disclose the amount of product development costs incurred during each period. If the amount is zero, disclose that fact.

Note 7.  Commitment, page F-10

12. Please revise your disclosures regarding your licensing
agreement
to address the following:
* Clearly disclose the expiration term of the agreement, including any renewal features.
* You disclose on page 23 that Mr. Zhang has previously licensed the
right of manufacturing and marketing the four test kits to another firm. Please revise page 23 and F-10 to clearly disclose whether this other firm will continue to hold those licensed rights in the
future concurrently with you.   Disclose whether you have the
exclusive world-wide rights to manufacture and market these four products. If not, disclose the parameters under which you share these rights.
* Clearly disclose your rights and responsibilities for improvements to the existing kits and development of additional products. Disclose how these rights and responsibilities are shared with Mr. Zhang.
* More clearly disclose how you define the "factory unit price" upon which the royalty fee is based. Does this represent the retail unit price?

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Any questions regarding the accounting comments may be directed to Michael Volley (202) 551-3437 or Paul Cline at (202) 551-3851.
All other questions may be directed to Michael Clampitt at (202)
551-
3434 or to me at (202) 551-3775.

						Sincerely,

						Todd K. Schiffman
						Assistant Director


Cc: William L. Macdonald, Esq.
       Clark Wilson LLP
       Suite 800, 885 West Georgia Street
       Vancouver, British Columbia, Canada V6C 3H1





Royaltech Corp.
Page 1